UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                                  BUY.COM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   124269101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  RONALD FISHER
                             SOFTBANK HOLDINGS INC.
                           10 LANGLEY ROAD, SUITE 403
                             NEWTON CENTER, MA 02159
                                 (617) 928-9300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE  2 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK CORP.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        JAPAN
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE  3 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK AMERICA INC.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE  4 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK HOLDINGS INC.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE  5 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK VENTURES, INC.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        JAPAN
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE  6 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK CONTENTS PARTNERS CORPORATION
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        JAPAN
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE  7 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK CONTENTS FUND
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE  8 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        MASAYOSHI SON
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        JAPAN
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE  9 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK CAPITAL PARTNERS LP
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE  10 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK CAPITAL ADVISORS FUND LP
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 11 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK CAPITAL PARTNERS LLC
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 12 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 13 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK TECHNOLOGY ADVISORS FUND LP
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 14 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK TECHNOLOGY ADVISORS FUND V LP
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 15 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK TECHNOLOGY ENTREPRENEURS FUND V LP
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 16 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK TECHNOLOGY VENTURES IV LP
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 17 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK TECHNOLOGY VENTURES V LP
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 18 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK TECHNOLOGY VENTURES IV LLC
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 19 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK TECHNOLOGY VENTURES V LLC
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 20 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RONALD D. FISHER
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 21 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CHARLES R. LAX
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 22 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        WILLIAM L. BURNHAM
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO. 124269101                                        PAGE 23 OF 44 PAGES
-------------------                                      -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        E. SCOTT RUSSELL
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 38,295,280
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         38,295,280
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        38,295,280
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.28%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

         This statement is filed by SOFTBANK Corp. ("SOFTBANK"), SOFTBANK America Inc. ("SBA"), SOFTBANK Holdings Inc. ("SBH"), SOFTBANK Ventures Inc. ("SVI"), SOFTBANK Contents Partners Corporation ("Contents Corporation"), SOFTBANK Contents Fund ("SCF"), Mr. Masayoshi Son ("Mr. Son"), SOFTBANK Capital Partners LP ("Capital Partners"), SOFTBANK Capital Advisors Fund LP ("Advisors Fund"), SOFTBANK Capital Partners LLC ("CP LLC"), SOFTBANK Capital Partners Investment Inc. ("CPI"), SOFTBANK Technology Advisors Fund LP ("Technology Advisors"), SOFTBANK Technology Advisors Fund V LP ("Technology V"), SOFTBANK Technology Entrepreneurs Fund V LP ("Entrepreneurs Fund"), SOFTBANK Technology Ventures IV LP ("Technology Ventures IV"), SOFTBANK Technology Ventures V LP ("Technology Ventures V"), SOFTBANK Technology Ventures IV LLC ("Ventures IV LLC"), SOFTBANK Technology Ventures V LLC ("Ventures V LLC"), Ronald D. Fisher ("Mr. Fisher"), Charles R. Lax ("Mr. Lax"), William L. Burnham ("Mr. Burnham") and E. Scott Russell ("Mr. Russell"), in accordance with their Agreement of Joint Filing (Exhibit A hereto).


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 21 Brookline, Aliso Viejo, California 92656.

ITEM 2.  IDENTITY AND BACKGROUND.

         SOFTBANK, SBA, SBH, SVI, Contents Corporation, SCF, Mr. Son, Capital Partners, Advisors Fund, CP LLC, CPI, Technology Advisors, Technology V, Entrepreneurs Fund, Technology Ventures IV, Technology Ventures V, Ventures IV LLC, Ventures V LLC, Mr. Fisher, Mr. Lax, Mr. Burnham and Mr. Russell are collectively referred to herein as the "Reporting Persons." The Reporting Persons hereby file this statement on Schedule 13D to report the shares of Common Stock, par value $0.001 per share ("Common Stock") of Buy.com Inc., a Delaware corporation (the "Company"), beneficially owned by them.

         The principal business offices of SBA and SBH are located at 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. The principal business offices of Capital Partners, Advisors Fund, CP LLC and CPI, Mr. Fisher, Mr. Lax and Mr. Burnham are at 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159. The business address of Mr. Son and the principal business offices of SOFTBANK, SVI and SCF is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0015 Japan. The business address of Mr. Russell and the principal business offices of Technology Advisors, Technology V, Entrepreneurs Fund, Technology Ventures IV, Technology Ventures V, Ventures IV LLC and Ventures V LLC is 200 N. Evelyn Avenue, Suite 200, Mountain View, CA 94043.

         Schedules 1, 2, 3 and 4 hereto set forth the following information with respect to each executive officer and director of SOFTBANK, SBA, SBH and CPI, respectively: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other

                               Page 24 of 44 Pages
organization in which such employment is conducted are stated in the immediately preceding paragraph. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2, 3 and 4 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         SBA used available working capital in the amount of $70,000,000 to make the purchases of 10,741,323 shares of Common Stock referred to in Item 4. Advisors Fund used available working capital in the amount of $233,224 to make the purchase of 25,708 shares of Common Stock referred to in Item 4. Advisors Fund used available working capital in the amount of $839,279 to make the purchase of 92,549 shares of Series B Preferred Stock referred to in Item 4. Capital Partners used available working capital in the amount of $16,071,843 to make the purchase of 1,772,060 shares of Common Stock referred to in Item 4. Capital Partners used available working capital in the amount of $57,850,735 to make the purchase of 8,151,474 shares of Common Stock referred to in Item 4. SCF used available working capital in the amount of $12,000,000 to make the purchases of 3,137,025 shares of Common Stock referred to in Item 4. Technology Advisors used available working capital in the amount of $61,276 to make the purchases of 7,643 shares of Common Stock referred to in Item 4. Technology Advisors used available working capital in the amount of $375,994 to make the purchase of 228,900 shares of Series A Preferred Stock referred to in Item 4. Technology Advisors used available working capital in the amount of $110,349 to make the purchase of 12,163 shares of Series B Preferred Stock referred to in
Item 4. Technology V used available working capital in the amount of $26,592 to make the purchases of 4,690 shares of Common Stock referred to in Item 4. Technology V used available working capital in the amount of $153,197 to make the purchase of 16,886 shares of Series B Preferred Stock referred to in Item 4. Entrepreneurs Fund used available working capital in the amount of $15,995 to make the purchase of 2,821 shares of Common Stock referred to in Item 4. Entrepreneurs Fund used available working capital in the amount of $92,154 to make the purchase of 10,158 shares of Series B Preferred Stock referred to in
Item 4. Technology Ventures IV used available working capital in the amount of $3,198,717 to make the purchase of 398,786 shares of Common Stock referred to in
Item 4. Technology Ventures IV used available working capital in the amount of $19,623,983 to make the purchase of 11,946,806 shares of Series A Preferred Stock referred to in Item 4. Technology Ventures IV used available working capital in the amount of $5,759,217 to make the purchase of 634,834 shares of Series B Preferred Stock referred to in Item 4. Technology Ventures V used available working capital in the amount of $1,562,255 to make the purchases of 172,206 shares of Common Stock referred to in Item 4. Technology Ventures V used available working capital in the amount of $5,624,209 to make the purchase of 619,952 shares of Series B Preferred Stock referred to in Item 4. SVI used available working capital in the amount of $8,000,000 to make the purchases of 2,091,356 shares of Common Stock referred to in Item 4.

                               Page 25 of 44 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the securities of the Company by the Reporting Persons described herein was to make an investment in the Company.

         In October 1998, SBA purchased an aggregate of 8,365,425 shares of Common Stock of the Company for aggregate consideration of $20,000,000 in a private placement by the Company. In October 1999, SBA purchased an aggregate of 8,820,694 shares of Common Stock of the Company for aggregate consideration of $50,000,000 in a private placement by the Company. As a result of subsequent stock splits, these shares have been changed into 10,741,323 shares of Common Stock currently held by SBA.

         In October 1999, Advisors Fund purchased an aggregate of 41,133 shares of Common Stock of the Company for aggregate consideration of $233,224 in a private placement by the Company. In October 1999, Advisors Fund purchased an aggregate of 148,079 shares of Series B Preferred Stock for aggregate consideration of $859,270 in a private placement by the Company. As a result of subsequent stock splits of the Common Stock and the Series B Preferred Stock and conversion of the Series B Preferred Stock into Common Stock of the Company at the time of the initial public offering of the Company, these shares have been changed into 25,708 shares of Common Stock and 92,549 shares of Common Stock, respectively for an aggregate of 118,257 shares of Common Stock currently held by Advisors Fund.

         In October 1999, Capital Partners purchased an aggregate of 2,835,296 shares of Common Stock of the Company for aggregate consideration of $16,071,843 in a private placement by the Company. In October 1999, Capital Partners purchased an aggregate of 10,207,063 shares of Series B Preferred Stock of the Company for an aggregate consideration of $57,850,735. As a result of subsequent stock splits of the Common Stock and the Series B Preferred Stock and conversion of the Series B Preferred Stock into Common Stock of the Company at the time of the initial public offering of the Company, these shares have been changed into 1,772,060 shares of Common Stock and 6,379,414 shares of Common Stock, respectively for an aggregate of 8,151,474 shares of Common Stock currently held by Capital Partners.

         In October 1998, SCF purchased an aggregate of 5,019,240 shares of Common Stock of the Company for aggregate consideration of $12,000,000 in a private placement by the Company. As a result of subsequent stock splits of the Common Stock, these shares have been changed into 3,137,025 shares of Common Stock currently held by SCF.

         In August 1998, Technology Advisors purchased an aggregate of 366,240 shares of Series A Preferred Stock for aggregate consideration of $235,767 in a private placement by the Company. In March 1999, April 1999 and June 1999, Technology Advisors purchased an aggregate of 12,230 shares of Common Stock of the Company for aggregate consideration of $69,334 in a private placement by the Company. In October 1999, Technology Advisors purchased an aggregate of 19,462 shares of Series B Preferred Stock for aggregate consideration of $110,349 in a private placement by the Company. As a result of subsequent stock splits of the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock and conversion of the Series A Preferred Stock and the Series B Preferred Stock into Common Stock of the

                               Page 26 of 44 Pages

Company at the time of the initial public offering of the Company, these shares have been changed into 228,900 shares of Common Stock, 7,643 shares of Common Stock and 12,163 shares of Common Stock, respectively for an aggregate of 248,706 shares of Common Stock currently held by Technology Advisors.

         In October 1999, Technology V purchased an aggregate of 7,505 shares of Common Stock of the Company for aggregate consideration of $26,592 in a private placement by the Company. In October 1999, Technology V purchased an aggregate of 27,019 shares of Series B Preferred Stock of the Company for aggregate consideration of $153,197 in a private placement by the Company. As a result of subsequent stock splits of the Common Stock and the Series B Preferred Stock and conversion of the Series B Preferred Stock into Common Stock of the Company at the time of the initial public offering of the Company, these shares have been changed into 4,690 shares of Common Stock and 16,886 shares of Common Stock, respectively for an aggregate of 21,576 shares of Common Stock currently held by Technology V.

         In October 1999, Entrepreneurs Fund purchased an aggregate of 4,514 shares of Common Stock of the Company for aggregate consideration of $15,995 in a private placement by the Company. In October 1999, Entrepreneurs Fund purchased an aggregate of 16,253 shares of Series B Preferred Stock of the Company for an aggregate consideration of $92,154 in a private placement by the Company. As a result of subsequent stock splits of the Common Stock and the Series B Preferred Stock and conversion of the Series B Preferred Stock into Common Stock of the Company at the time of the initial public offering of the Company, these shares have been changed into 2,821 shares of Common Stock and 10,158 shares of Common Stock, respectively for an aggregate of 12,979 shares of Common Stock currently held by Entrepreneurs Fund.

         In August 1998, Technology Ventures IV purchased an aggregate of 19,114,890 shares of Series A Preferred Stock of the Company for aggregate consideration of $12,305,210 in a private placement by the Company. In March 1999, April 1999 and June 1999, Technology Ventures IV purchased an aggregate of 638,059 shares of Common Stock of the Company for aggregate consideration of $3,198,717 in a private placement by the Company. In October 1999, Technology Ventures IV purchased an aggregate of 1,015,735 shares of Series B Preferred Stock of the Company for aggregate consideration of $5,759,218 in a private placement by the Company. As a result of subsequent stock splits of the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock and conversion of the shares of Series A Preferred Stock and Series B Preferred Stock into Common Stock of the Company at the time of the initial public offering of the Company, these shares have been changed into 11,946,806 shares of Common Stock, 634,834 shares of Common Stock and 398,786 shares of Common Stock, respectively for an aggregate of 12,980,426 shares of Common Stock currently held by Technology Ventures IV.

         In October 1999, Technology Ventures V purchased an aggregate of 275,530 shares of Common Stock of the Company for aggregate consideration of $1,562,255 in a private placement by the Company. In October 1999, Technology Ventures V purchased an aggregate of 991,924 shares of Series B Preferred Stock of the Company for aggregate consideration of $521,209 in a private placement by the Company. As a result of subsequent stock splits of the Common Stock and the Series B Preferred Stock and conversion of the Series B Preferred Stock into Common Stock of the Company at the time of the initial public offering of the Company, these shares have been changed into 172,206 shares of Common Stock and 619,952 shares of

                               Page 27 of 44 Pages

Common Stock, respectively for an aggregate of 792,158 shares of Common Stock currently held by Technology Ventures V.

         In October 1998, SVI purchased an aggregate of 3,346,170 shares of Common Stock of the Company for aggregate consideration of $8,000,000 in a private placement by the Company. As a result of subsequent stock splits of the Common Stock, these shares have been changed into 2,091,356 shares of Common Stock currently held by SVI.

         Other than as described herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock outstanding on February 7, 2000 was 115,073,957.

         SBA. As of the date of filing of this Statement, SBA beneficially owns 10,741,323 shares of Common Stock, representing approximately 9.3% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         ADVISORS FUND. As of the date of filing of this Statement, Advisors Fund beneficially owns 118,257 shares of Common Stock, representing approximately 0.1% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         CAPITAL PARTNERS. As of the date of filing of this Statement, Capital Partners beneficially owns 8,151,474 shares of Common Stock, representing approximately 7.1% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

                               Page 28 of 44 Pages

         SCF. As of the date of filing of this Statement, SCF beneficially owns 3,137,025 shares of Common Stock, representing approximately 2.7% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         TECHNOLOGY ADVISORS. As of the date of filing of this Statement, Technology Advisors beneficially owns 248,706 shares of Common Stock, representing approximately 0.2% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         TECHNOLOGY V. As of the date of filing of this Statement, Technology V beneficially owns 21,576 shares of Common Stock, representing approximately 0.01% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         ENTREPRENEURS FUND. As of the date of filing of this Statement, Entrepreneurs Fund beneficially owns 12,979 shares of Common Stock, representing approximately 0.01% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         TECHNOLOGY VENTURES IV. As of the date of filing of this Statement, Technology Ventures IV beneficially owns 12,980,426 shares of Common Stock, representing approximately 11.3% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         TECHNOLOGY VENTURES V. As of the date of filing of this Statement, Technology Ventures V beneficially owns 792,158 shares of Common Stock, representing approximately 0.7% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         SVI. As of the date of filing of this Statement, SVI beneficially owns 2,091,356 shares of Common Stock, representing approximately 1.8% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         SBA is a wholly-owned subsidiary of SBH, which in turn is a wholly-owned subsidiary of SOFTBANK. SCF is managed by Contents Corporation, which has the power to make investment decisions on behalf of SCF. Contents Corporation is a wholly-owned subsidiary of SOFTBANK. SVI is a wholly-owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.27% interest in SOFTBANK. Accordingly, securities owned by SBA may be deemed beneficially owned by SBH; securities owned by SCF may be deemed beneficially owned by Contents Corporation; securities owned by SBH, Contents Corporation and SVI may be deemed beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be deemed beneficially owned by Mr. Son. Ventures IV LLC is the general partner of Technology Advisors and Technology Ventures IV. Accordingly, securities owned by each of Technology Advisors and Technology Ventures IV may be deemed beneficially owned by Ventures IV LLC. Ventures

                               Page 29 of 44 Pages

V LLC is the general partner of Technology V, Entrepreneurs Fund and Technology Ventures V. Accordingly, securities owned by each of Technology V, Entrepreneurs Fund and Technology Ventures V may be deemed beneficially owned by Ventures V LLC. SBA is a member of Ventures IV LLC and SOFTBANK is a member of Ventures V LLC. Accordingly, securities owned by each of Ventures IV LLC and Ventures V LLC may be deemed beneficially owned by SBA and SOFTBANK, respectively. In addition, Mr. Russell is a managing director of both Ventures IV LLC and Ventures V LLC. Accordingly, securities owned by Ventures IV LLC and Ventures V LLC also may be deemed beneficially owned by Mr. Russell. CP LLC is the sole general partner of Capital Partners and Advisors Fund. As a result, securities owned by Capital Partners or Advisors Fund may be deemed beneficially owned by CP LLC. Pursuant to the Limited Liability Company Agreement of CP LLC, all investment decisions on behalf of CP LLC must be approved by CPI and by any of Mr. Fisher, Mr. Lax or Mr. Burnham and as a result securities beneficially owned by CP LLC may be deemed beneficially owned by CPI, Mr. Fisher, Mr. Lax and Mr. Burnham. CPI is a wholly-owned subsidiary of SBH. Accordingly, securities owned by CPI may be deemed beneficially owned by SBH. Mr. Fisher, Mr. Lax and Mr. Burnham are employees of SBH and may be deemed members of a group with SBA, SVI, SCF, Capital Partners, Advisors Fund, CP LLC and CPI for the purpose of acquiring, holding or disposing of equity securities of the issuer. Accordingly, securities owned by SBA, SVI, SCF, Capital Partners, Advisors Fund, CP LLC and CPI may be deemed beneficially owned by Mr. Fisher, Mr. Lax and Mr. Burnham, and securities owned by Mr. Fisher, Mr. Lax and Mr. Burnham may be deemed beneficially owned by SBA, SVI, SCF, Capital Partners, Advisors Fund, CP LLC and CPI. SBA, SVI, Contents Corporation, SCF, SOFTBANK, Mr. Son, Capital Partners, Advisors Fund, CP LLC, CPI, Technology Advisors, Technology V, Entrepreneurs Fund, Technology Ventures IV, Technology Ventures V, Ventures IV LLC, Ventures V LLC, Mr. Fisher, Mr. Lax, Mr. Russell and Mr. Burnham disclaim beneficial ownership of shares owned directly by SBA, SVI, SCF, Technology Advisors, Technology V, Entrepreneurs Fund, Technology Ventures IV, Technology Ventures V, Capital Partners and Advisors Fund, respectively, except to the extent of their respective pecuniary interests, if any, therein.

         Each Reporting Person may be deemed to beneficially own the 38,295,280 shares of Common Stock owned by the Reporting Persons in the aggregate. However, each Reporting Person disclaims beneficial ownership of shares owned directly by SBA, SVI, SCF, Technology Advisors, Technology V, Entrepreneurs Fund, Technology Ventures IV, Technology Ventures V, Capital Partners and Advisors Fund, respectively, except to the extent of their respective pecuniary interests, if any, therein.

         None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2, 3 and 4 hereto, has effected any transactions in the securities of the Company during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


                               Page 30 of 44 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A       Agreement of Joint Filing, dated as of February 23,
                         2000, among the Reporting Persons.





                               Page 31 of 44 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2000                    SOFTBANK AMERICA INC.


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Treasurer

                                     SOFTBANK Capital Advisors Fund LP

                                     By: SOFTBANK Capital Partners LLC
                                         Its General Partner


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Administrative Member

                                     SOFTBANK Capital Partners LP

                                     By: SOFTBANK Capital Partners LLC
                                         Its General Partner


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Administrative Member


                                     SOFTBANK Contents Fund


                                     By:  /s/ Yoshitaka Kitao
                                        -----------------------------------
                                         Name:  Yoshitaka Kitao
                                         Title: Member


                               Page 32 of 44 Pages

                                     SOFTBANK Technology Advisors Fund LP

                                     By: STV IV LLC
                                     Its General Partner


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     SOFTBANK Technology Advisors Fund V LP

                                     By: SBTV V LLC
                                     Its General Partner


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     SOFTBANK Entrepreneurs Fund V LP

                                     By: SBTV V LLC
                                     Its General Partner


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     SOFTBANK Technology Ventures IV LP

                                     By: STV IV LLC
                                     Its General Partner

                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                               Page 33 of 44 Pages

                                     SOFTBANK Technology Ventures V LP

                                     By: SBTV V LLC
                                     Its General Partner

                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     SOFTBANK Ventures Inc.


                                     By:  /s/ Yoshitaka Kitao
                                        -----------------------------------
                                         Name:  Yoshitaka Kitao
                                         Title: President and Chief
                                                Executive Officer

                                     SOFTBANK Corp.


                                     By:  /s/ Masayoshi Son
                                        -----------------------------------
                                         Name:  Masayoshi Son
                                         Title: President and Chief
                                                Executive Officer

                                     SOFTBANK Holdings Inc.


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Vice President, Finance

                                     SOFTBANK Contents Partners Corporation


                                     By:  /s/ Yoshitaka Kitao
                                        -----------------------------------
                                         Name:  Yoshitaka Kitao
                                         Title: President

                                     SOFTBANK Capital Partners LLC


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Administrative Member

                               Page 34 of 44 Pages

                                     Masayoshi Son

                                     By:  /s/ Masayoshi Son
                                        -----------------------------------

                                     SOFTBANK Capital Partners Investment Inc.


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Vice President, Treasurer

                                     SOFTBANK Technology Ventures IV LLC


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     SOFTBANK Technology Ventures V LLC


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     Ronald D. Fisher


                                     By:  /s/ Ronald D. Fisher
                                        -----------------------------------

                                     Charles R. Lax


                                     By:  /s/ Charles R. Lax
                                        -----------------------------------

                                     William L. Burnham


                                     By:  /s/ William L. Burnham
                                        -----------------------------------

                                     E. Scott Russell


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------

                               Page 35 of 44 Pages

                                   SCHEDULE 1


               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.
               --------------------------------------------------

         The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

Name                   Present and Principal Occupation
----                   --------------------------------
Masayoshi Son          President, Chief Executive Officer and director of
                       SOFTBANK Corp.; Chairman of the Board,
                       President and director of SOFTBANK
                       Holdings Inc.

Ken Miyauchi           Executive Vice President and director of SOFTBANK Corp.;
                       President and director of SOFTBANK Commerce Corp.

Yoshitaka Kitao        Executive Vice President, Chief Financial Officer and
                       director of SOFTBANK Corp.; director of SOFTBANK
                       Holdings Inc.; President and director of SOFTBANK Finance
                       Corporation.

Den Fujita             Director of SOFTBANK Corp.; President of McDonald's Co.
                       (Japan), Ltd.

Yoshihiko Miyauchi     Director of SOFTBANK Corp.; President of ORIX
                       Corporation.

Kenichi Ohmae          Director of SOFTBANK Corp.; President of Ohmae &
                       Associates.

Jun Murai              Director of SOFTBANK Corp.; Professor at Keio University

Yasumitsu Shigeta      Director of SOFTBANK Corp.; President of Hikari Tsushin,
                       Inc.

Ronald D. Fisher       Director of SOFTBANK Corp.; Vice Chairman of
                       SOFTBANK Holdings Inc.; Chairman of the Board,
                       President and director of SOFTBANK Capital Partners
                       Investment Inc.; Managing Member of SOFTBANK Capital
                       Partners LLC.

Katsura Sato           Full-Time Corporate Auditor of SOFTBANK Corp.

Saburo Kobayashi       Corporate Auditor of SOFTBANK.

Yasuharu Nagashima     Corporate Auditor of SOFTBANK Corp.

Hidekazu Kubokawa      Corporate Auditor of SOFTBANK Corp.


                               Page 36 of 44 Pages

                                   SCHEDULE 2

            DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK AMERICA INC.


         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159. The business address for Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan.

         All directors and executive officers listed below are United States citizens, except Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, each a citizen of Japan.

Name                   Present and Principal Occupation
----                   --------------------------------

Masayoshi Son          President, Chief Executive Officer and director of
                       SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.

Ronald D. Fisher       Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                       Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                       Managing Member of SOFTBANK Capital Partners LLC.

Yoshitaka Kitao        Executive Vice President, Chief Financial Officer and
                       director of SOFTBANK Corp.; director of SOFTBANK Holdings
                       Inc.

Steven Murray          Treasurer of SOFTBANK Capital Partners Investment Inc.

Hitoshi Hasegawa       General Counsel of SOFTBANK










                               Page 37 of 44 Pages

                                   SCHEDULE 3

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SOFTBANK HOLDINGS INC.

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

         Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.

Name                   Present and Principal Occupation
----                   --------------------------------
Masayoshi Son          Chairman of the Board, President and director
                       of SOFTBANK Holdings Inc.; President,
                       Chief Executive Officer and director of
                       SOFTBANK Corp.

Ronald D. Fisher       Director of SOFTBANK Corp.; Vice
                       Chairman of SOFTBANK Holdings Inc.;
                       Chairman of the Board, President and director of SOFTBANK Capital Partners Investment
                       Inc.; Managing Member of SOFTBANK
                       Capital Partners LLC.

Yoshitaka Kitao        Director of SOFTBANK Holdings Inc.;
                       Executive Vice President, Chief Financial
                       Officer and director of SOFTBANK Corp.;
                       President and director of SOFTBANK
                       Finance Corporation.

Stephen A. Grant       Secretary of SOFTBANK Holdings Inc.;
                       Secretary of SOFTBANK Capital Partners
                       Investment Inc.; Partner, Sullivan &
                       Cromwell.

Thomas L. Wright       Vice President and Treasurer of SOFTBANK
                       Holdings Inc.

Louis Demarco          Vice President-Tax of SOFTBANK Holdings
                       Inc.; Vice President of SOFTBANK Capital
                       Partners Investment Inc.

                               Page 38 of 44 Pages

                                   SCHEDULE 4

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

         The business address for each of the individuals listed below is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159.

         Each of the individuals listed below is a U.S. citizen.


NAME                           PRESENT AND PRINCIPAL OCCUPATION
----                           --------------------------------

Ronald D. Fisher       Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                       Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                       Managing Member of SOFTBANK Capital Partners LLC.

Louis DeMarco          Vice President-Tax of SOFTBANK Holdings Inc.; Vice
                       President of SOFTBANK Capital Partners Investment Inc.

Stephen A. Grant       Secretary of SOFTBANK Holdings Inc.; Secretary of
                       SOFTBANK Capital Partners Investment Inc.; Partner,
                       Sullivan & Cromwell.

Steven J. Murray       Treasurer of SOFTBANK Capital Partners Investment Inc.













                                               Page 39 of 44 Pages

EXHIBIT A


                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of an amended Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock, par value $0.001 per share, of Buy.com Inc. and that this agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.





                               Page 40 of 44 Pages

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 23, 2000.

                                     SOFTBANK AMERICA INC.


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Treasurer

                                     SOFTBANK Capital Advisors Fund LP

                                     By: SOFTBANK Capital Partners LLC
                                         Its General Partner


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Administrative Member

                                     SOFTBANK Capital Partners LP

                                     By: SOFTBANK Capital Partners LLC
                                         Its General Partner


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Administrative Member


                                     SOFTBANK Contents Fund


                                     By:  /s/ Yoshitaka Kitao
                                        -----------------------------------
                                         Name:  Yoshitaka Kitao
                                         Title: Member

                                     SOFTBANK Technology Advisors Fund LP

                                     By: STV IV LLC
                                     Its General Partner


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                               Page 41 of 44 Pages

                                     SOFTBANK Technology Advisors Fund V LP

                                     By: SBTV V LLC
                                     Its General Partner


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     SOFTBANK Entrepreneurs Fund V LP

                                     By: SBTV V LLC
                                     Its General Partner


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     SOFTBANK Technology Ventures IV LP

                                     By: STV IV LLC
                                     Its General Partner

                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     SOFTBANK Technology Ventures V LP

                                     By: SBTV V LLC
                                     Its General Partner

                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                               Page 42 of 44 Pages

                                     SOFTBANK Ventures Inc.


                                     By:  /s/ Yoshitaka Kitao
                                        -----------------------------------
                                         Name:  Yoshitaka Kitao
                                         Title: President and Chief
                                                Executive Officer

                                     SOFTBANK Corp.


                                     By:  /s/ Masayoshi Son
                                        -----------------------------------
                                         Name:  Masayoshi Son
                                         Title: President and Chief
                                                Executive Officer

                                     SOFTBANK Holdings Inc.


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Vice President, Finance

                                     SOFTBANK Contents Partners Corporation


                                     By:  /s/ Yoshitaka Kitao
                                        -----------------------------------
                                         Name:  Yoshitaka Kitao
                                         Title: President

                                     SOFTBANK Capital Partners LLC


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Administrative Member

                                     Masayoshi Son

                                     By:  /s/ Masayoshi Son
                                        -----------------------------------

                               Page 43 of 44 Pages

                                     SOFTBANK Capital Partners Investment Inc.


                                     By:  /s/ Steven Murray
                                        -----------------------------------
                                         Name:  Steven Murray
                                         Title: Vice President, Treasurer

                                     SOFTBANK Technology Ventures IV LLC


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     SOFTBANK Technology Ventures V LLC


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------
                                         Name:  E. Scott Russell
                                         Title: Member

                                     Ronald D. Fisher


                                     By:  /s/ Ronald D. Fisher
                                        -----------------------------------

                                     Charles R. Lax


                                     By:  /s/ Charles R. Lax
                                        -----------------------------------

                                     William L. Burnham


                                     By:  /s/ William L. Burnham
                                        -----------------------------------

                                     E. Scott Russell


                                     By:  /s/ E. Scott Russell
                                        -----------------------------------





                               Page 44 of 44 Pages